AMENDED AND RESTATED INTERTAPE POLYMER GROUP INC.
PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

1.	Definitions
For the purposes hereof and unless the context otherwise requires:
“Board” means the board of directors of the Corporation;
“Change of Control” means (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a Subsidiary, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Corporation’s outstanding voting rights immediately prior to such transaction do not own a majority of the outstanding voting rights of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) any person or a group of persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of shares carrying at least a majority of the outstanding voting rights of the Corporation, or (iv) any other transaction in which the owners of the Corporation’s outstanding voting rights prior to such transaction do not own at least a majority of the outstanding voting rights of the Corporation or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Corporation; provided, however, that to the extent a PSU or RSU constitutes “nonqualified deferred compensation” (within the meaning of Section 409A of the Code and the regulations promulgated thereunder (“Section 409A”)) and is held by a U.S. Participant, the foregoing events will only constitute a Change of Control for distribution timing and deferral election timing purposes if they also constitute a “change in the ownership of a corporation”, a “change in the effective control of a corporation” or a “change in the ownership of a substantial portion of the assets of a corporation” (in each case as described in Treasury regulation §1.409A‑3(i)(5));
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Committee” means the Human Resources and Compensation Committee of the Board;
“Corporation” means Intertape Polymer Group Inc. or its successor;
“Disability” means any medically determinable physical or mental impairment resulting in the Participant’s inability to perform the duties or his or her position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as determined by a physician acceptable to the Board;
“Employee” means any individual who is an employee of the Corporation or a Subsidiary;
“Fair Market Value” means, for any particular date, the volume weighted average trading price (VWAP) of the Shares on the TSX for the five (5) consecutive trading days immediately preceding that particular date;
“Grant Letter” means a letter containing the terms and conditions of a grant of PSUs or RSUs under the Plan;
“Last Working Day” means a Participant’s last day of work for the Corporation or a Subsidiary, excluding any period representing pay in lieu of notice, severance pay, gratuitous payment or any other indemnity, amount or notice whatsoever on account of termination of employment;
“Participant” means an Employee to whom a PSU or RSU has been granted under the Plan;
“Plan” means this Performance and Restricted Share Unit Plan;

“PSU” means a performance share unit which represents the right of a Participant, once the applicable performance objective(s) have been achieved and such PSU has vested in accordance with the Grant Letter and the Plan, to receive the amount in settlement thereof contemplated by paragraph 6.3 hereof, depending on the level of attainment of the relevant performance objective(s), subject to the terms and conditions of the Grant Letter and the Plan;
“RSU” means a restricted share unit which represents the right of a Participant, once such RSU has vested in accordance with the Grant Letter and the Plan, to receive the amount in settlement thereof contemplated by paragraph 6.3 hereof, subject to the terms and conditions of the Grant Letter and the Plan;
“Shares” means common shares in the share capital of the Corporation, and includes any shares of the Corporation into which such shares may be changed, classified, reclassified, subdivided, consolidated or converted from time to time;
“Subsidiary” means any corporation or other entity in which the Corporation owns, directly or indirectly, securities carrying at least a majority of the outstanding voting rights of such corporation or other entity;
“TSX” means the Toronto Stock Exchange;
“U.S. Participant” means a Participant that is a resident of the United States for tax purposes or who otherwise is subject to U.S. taxation;
“Withholding Amount” has the meaning given thereto in paragraph 7.1;
“Vesting Date” means the date on which a PSU or RSU vests as defined by the Board and as set out in a Grant Letter; and
“Vesting Letter” has the meaning given thereto in paragraph 5.1.

2.	Purpose of the Plan
The purpose of the Plan is to provide Employees with an aligned interest in the Corporation through the granting of PSUs and RSUs. The Plan is also intended to increase the interest in the Corporation’s welfare of those Employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such Employees to continue their services for the Corporation or a Subsidiary and to provide a means through which the Corporation or a Subsidiary may attract able persons to enter its employment.

3.	Administration

3.1
The Plan is under the direction of the Board. The Committee shall make recommendations to the Board in relation to the Plan and PSU and RSU awards. The Board, in its sole discretion, shall have full and complete authority to administer and interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or useful for the administration of the Plan, including the power and authority:

3.1.1	to approve the Employees to whom PSUs and/or RSUs may be granted from time to time;

3.1.2	to determine the time or times of grant and the time or times of vesting of PSUs and RSUs granted to Participants;

3.1.3
to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any PSU or RSU, which terms and conditions may differ among individual PSU and RSU grants and Participants, and to approve forms of Grant Letters under the Plan;

3.1.4	to determine the level of attainment of the performance objective(s) which must be attained for PSUs to be eligible to vest, and to modify or waive such objective(s) in whole or in part;

3.1.5	to accelerate the vesting or settlement of any PSU or RSU; and

3.1.6	to make all determinations it deems advisable for the administration of the Plan, to decide all disputes arising in connection with the Plan and to otherwise supervise the administration of the Plan.
All decisions and interpretations of the Board shall be binding on all persons, including the Corporation and Participants.

3.2
Neither any member of the Board or the Committee nor any delegate thereof shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee and any delegate thereof shall be entitled in all cases to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Corporation’s articles or by-laws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Corporation.

3.3
Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other jurisdictions in which the Corporation and its Subsidiaries operate or have Employees, the Board, in its sole discretion, shall have the power and authority to:

3.3.1	determine which Subsidiaries shall be covered by the Plan;

3.3.2	modify the terms and conditions of any PSU or RSU granted to Participants outside of Canada or the United States to comply with applicable foreign laws;

3.3.3
establish sub-plans and modify settlement procedures and other terms and procedures, to the extent the Board determines such actions to be necessary or advisable (which sub-plans and/or modifications shall be attached to this Plan as addendums); and

3.3.4
take any action before or after a PSU or RSU grant is made that the Board determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

4.	Grant of PSUs and RSUs

4.1
The Board, in its sole discretion, may from time to time approve the grant of PSUs and/or RSUs to one or more Employees in respect of future services, the number of PSUs or RSUs to be granted and the terms and conditions of such PSUs and RSUs.

4.2
Each grant of PSUs shall be evidenced by a Grant Letter from the Corporation addressed to the Participant setting out the date of grant, the number of PSUs granted, the performance objective(s) which must be attained in order for PSUs to be eligible to vest, any applicable reduction or increase in the number of PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, and any other terms and conditions applicable to such PSUs.

4.3
Each grant of RSUs shall be evidenced by a Grant Letter from the Corporation addressed to the Participant setting out the date of grant, the number of RSUs granted, the vesting conditions, and any other terms and conditions applicable to such RSUs.

5.	Vesting

5.1
The level of attainment of the performance objective(s) and the resulting number of PSUs eligible to vest shall be determined by the Board from time to time. The vesting of RSUs shall be determined by the Board from time to time. The Vesting Date for PSUs and RSUs shall be set forth in the Grant Letter. Upon such determination by the Board, the Corporation shall deliver to the Participant a letter (the “Vesting Letter”) confirming the number of PSUs and/or RSUs that have vested. Any PSUs and/or RSUs that fail to vest in accordance with this Plan or a Grant Letter or PSUs or RSUs to which a Participant is no longer entitled under the terms of this Plan or a Grant Letter shall expire automatically and with no further formality or notice and the Participant shall not have any rights or entitlements whatsoever in respect of any such PSUs and RSUs.

5.2	Subject to paragraph 5.3, once a PSU and/or RSU has vested in accordance with the Grant Letter, the Vesting Letter and the Plan, it shall be settled in accordance with paragraph 6.

5.3	Notwithstanding any provision of the Plan or Grant Letter to the contrary:

5.3.1
if a Participant ceases to be an Employee by reason of death or Disability, all unvested PSUs and RSUs held by the Participant as of the Participant’s Last Working Day shall automatically vest (with deemed attainment of 100% of the relevant performance objective(s) in the case of PSUs) and the Board shall forthwith send the Participant a Vesting Letter in accordance with paragraph 5.1;

5.3.2
if a Participant ceases to be an Employee by reason of retirement at age 59 and ½ or older and has completed at least five (5) years of employment service with the Corporation or one of its subsidiaries, all unvested PSUs and RSUs which the Participant has held for at least one year as of the Participant’s Last Working Day shall automatically vest, subject to the achievement of the applicable performance conditions in the case of PSUs, and the Board shall send the Participant a Vesting Letter in respect of such PSUs and/or RSUs in accordance with paragraph 5.1 at the same time active employees are sent their Vesting Letters;

5.3.3
if, prior to the Vesting Date, a Participant ceases to be an Employee for any other reason, including, without limitation, retirement (other than as noted in paragraph 5.3.2), resignation, voluntarily departure, termination for cause or termination other than for cause (other than as noted in paragraph 9.2), all unvested PSUs and RSUs held by the Participant as of the Participant’s Last Working Day shall be cancelled and be of no further force or effect whatsoever.

For purposes of paragraph 5.3.2, “service” shall include service with an employer that is acquired by the Corporation. Any employment taxes due upon a Participant becoming eligible to retire in accordance with paragraph 5.3.2 shall be calculated based on the Corporation’s share price on the date determined by the Corporation, in its sole discretion, in the calendar year in which such taxes become due (and shall reduce the amount payable to the Participant under the applicable RSU and/or PSU).

6.	Settlement of PSUs and RSUs

6.1
Except as explicitly set forth in a Grant Letter, PSUs and RSU (and any associated cash dividend equivalent payments) shall, to the extent they have vested, be settled and paid upon the earliest to occur of:

(i) the third calendar year following the calendar year of grant of the applicable PSU or RSU, including, without limitation, for awards that have vested pursuant to paragraph 5.3.2 (payable within such period of time during such third calendar set forth in the Grant Letter);
(ii) the participant’s death (on the thirtieth (30th) day following death);
(iii) the Participant’s Disability (on the sixtieth (60th) day following the Participant’s Disability); provided, however, that to the extent a PSU or RSU constitutes “nonqualified deferred compensation” (within the meaning of Section 409A and is held by a U.S. Participant, settlement shall only be made if such Disability also constitutes a “disability” within the meaning of Treasury regulation §1.409A-3(i)(4);
(iv) a Change of Control (within thirty (30) days thereafter); and
(v) the Participant’s termination within one year following a Change in Control (on the sixtieth (60th) day following the Participant’s termination).

6.2
Any PSUs or RSUs that vest pursuant to clause (ii) of paragraph 9.1 of the Plan (and any associated cash dividend equivalent payments), shall be settled within thirty (30) days after the Change in Control; provided, however, that for U.S. Participants, they shall instead be settled in accordance with the earliest to occur of the applicable time/events set forth in paragraphs 6.1(i), (ii), (iii) and (v) to the extent required to avoid the imposition of taxes under Section 409A.

6.3
The Corporation shall settle the PSUs and RSUs, as applicable, by delivering to the Participant or to any other person designated in a written direction from the Participant to the Corporation (or, if the Participant is deceased, such Participant’s legal representatives) an amount in cash equal to the product that results by multiplying: (a) the number of vested PSUs or RSUs, as applicable by (b) the Fair Market Value of a Share on the business day indicated in the Grant Letter, subject to paragraph 7.

7.	Withholdings
The Corporation or any Subsidiary may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any amount payable to a Participant, such amount that the Corporation or any Subsidiary is entitled or required to withhold or deduct on account of income taxes, social security charges or any other amount or deductions that may be required by any applicable law or by any Canadian, U.S., foreign, federal, provincial, territorial, state or local governmental authority in respect of the grant, vesting, surrender, disposition or settlement of a PSU or RSU or any interest therein (the “Withholding Amount”). Any Withholding Amount retained or received from the Participant or realized by the Corporation or a Subsidiary will be remitted to the appropriate governmental authority by the Corporation or a Subsidiary. Any determination by the Corporation pursuant to this paragraph 7.1 with respect to a Withholding Amount shall be final and binding on the Participant.

7.1
The Participant acknowledges and agrees that the Corporation or any Subsidiary shall have the right to require payment by the Participant of the Withholding Amount, and may take any means necessary to obtain payment from the Participant thereof, including:

7.1.1	permitting the Participant to pay to the Corporation the Withholding Amount; and

7.1.2
withholding the necessary amount from the Participant’s settlement of the PSUs and RSUs in a manner determined by the Corporation in its discretion, from other cash remuneration payments, or from any other amounts owing by the Corporation to the Participant.

7.2
If the Corporation or any Subsidiary does not withhold an amount or require payment of an amount by a Participant sufficient to satisfy all obligations referred to in paragraph 7.1, the Participant shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation or any Subsidiary to a governmental authority to satisfy any such obligation.

8.	Non-assignable
No PSU or RSU or any interest therein shall be assignable or transferable by the Participant other than by will or under the laws of succession.

9.	Change of Control

9.1
In the event of a Change of Control, all vested PSUs and RSUs shall be settled in accordance with paragraph 6.1. In the event of a Change of Control, the Plan and all unvested PSUs and RSUs shall (i) either be assumed or continued by the successor entity or shall be replaced by or substituted for a new Plan and new PSUs and RSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment in accordance with paragraph 10, or (ii) if not assumed, continued, replaced, or substituted as contemplated in clause (i), the Board shall accelerate vesting of all unvested PSUs and RSUs, with effect as of the Change of Control, with, in the case of PSUs, the deemed attainment of 100% of the relevant performance objective(s) or such higher level of deemed attainment as is determined by the Board in its discretion.

9.2
In the event of termination of a Participant’s employment without cause within one year following a Change of Control, all of such Participant’s unvested PSUs and RSUs shall vest on the date that is his or her Last Working Day, with deemed attainment of 100% of the relevant performance objective(s) in the case of PSUs. For the purposes of this paragraph 9.2, “termination without cause” shall include a resignation within ninety (90) days following a material reduction in the Participant’s duties, responsibilities, authority or compensation, or a relocation beyond forty (40) miles from the location at which the Participant is employed prior to the Change of Control, in each case, which has remained uncured by the Corporation following written notice by the Participant to the Corporation within thirty (30) days of the occurrence of the applicable event. For purposes of this paragraph 9.2, “cause” shall mean Participant’s (i) failure to perform substantially his or her duties to the Corporation (other than any such failure resulting from incapacity due to physical or mental illness), and his or her failure to cure the deficiency (if cure is possible) within ten (10) days after written demand has been delivered to Participant by the Corporation; (ii) commission or knowing participation in any act of fraud, gross neglect, willful misconduct, embezzlement, or dishonesty; (iii) materially false representation to the Corporation or to its customers; (iv) intentional and material misuse of or significant damage to the Corporation's facilities or property; (v) indictment for any felony or for any misdemeanor involving dishonesty; (vi) commission of a material breach of any agreement with the Corporation and Participant's failure to cure such breach (if cure is possible) within ten (10) days after written demand has been delivered to Participant by the Corporation; (vii) engagement in any activity or making of any statement which would materially prejudice the good name and standing of the Corporation or of its officers, or which would reasonably be expected to bring the Corporation or its officers into contempt, ridicule or to shock or to offend any community in which the Corporation is located; or (viii) material breach of any fiduciary obligation owed to the Corporation; or (ix) material breach of any company policy or code of conduct.

10.	Effects of Alteration of Share Capital
In the event of any reorganization, change in the number of issued and outstanding Shares of the Corporation by reason of any stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, the Board shall make appropriate adjustments, in its discretion, by adjusting the factors and manner in which the settlement amount of a PSU and an RSU is to be determined, or any other term and condition of the PSUs and RSUs. Such adjustment shall be final and binding on all parties.

11.	Cash Dividends Equivalent
At the time the underlying PSUs and/or RSUs are settled in accordance with paragraph 6, the Corporation or a Subsidiary shall make a lump-sum cash payment to a Participant, net of any withholdings, in an amount in cash equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per Share declared and paid by the Corporation from the date of grant of the PSUs and RSUs to such Participant.
Section 409A
Notwithstanding anything in the Plan or any PSU or RSU award to the contrary, the power of the Board described in paragraph 3.1.5 or paragraph 13 of the Plan may not be exercised with respect to any PSU or RSU award granted to U.S. Participants that constitute “nonqualified deferred compensation” within the meaning of Section 409A in a manner that is in violation of Section 409A, or that otherwise results in the imposition of additional tax or penalties on any U.S. Participant thereunder.
The Plan, as applied to the U.S. Participants, is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of the Plan, payments provided under the Plan may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under the Plan that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under the Plan shall be treated as a separate payment. Any payments to be made under the Plan upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Corporation makes no representations that the PSU or RSU awards comply with Section 409A and in no event shall the Corporation be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A.
Notwithstanding any other provision of the Plan or any PSU or RSU award, if any payment or benefit provided to a Participant in connection with his or her termination of employment is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A and the U.S. Participant is determined to be a "specified employee" as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of such termination of employment or, if earlier, on the U.S. Participant's death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to the U.S. Participant in a lump sum on the Specified Employee Payment Date.

12.	Amendment and Termination
The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding PSUs and RSUs, provided that such amendment, suspension or termination shall not adversely alter or impair any PSU or RSU previously granted (provided that the Board may at its discretion accelerate the vesting or settlement of any PSU and RSU regardless of any adverse or potentially adverse tax consequences resulting from such acceleration). Notwithstanding the foregoing, the Board may amend the terms and conditions of outstanding PSUs and/or RSUs without the applicable Participant’s consent, whether or not such amendment is adverse to the Participant in the following circumstances:

(a)
amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments necessary in order for PSUs and RSUs to qualify for favourable treatment under applicable taxation laws; and

(d)	amendments respecting administration of the Plan.

13.	Final Provisions

14.1
The participation in the Plan of an Employee shall be entirely optional and shall not be interpreted as conferring upon an Employee any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation to terminate the employment of an Employee at any time. No Employee to whom PSUs or RSUs have been granted acquires an automatic right to be granted one or more PSUs or RSUs under the terms of the Plan by reason of any previous grants of PSUs or RSUs under the Plan.

14.2	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the market price of the Shares.

14.3
Notwithstanding any other provision of the Plan, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no PSUs or RSUs will be granted to such Participant to compensate for a reduction in the value of the Shares, nor will any other form of benefit be conferred upon, or in respect, of the Participant for such purpose.

14.4
The Corporation shall assume no responsibility as regards the tax consequences that participation in the Plan may have for an Employee, and such persons are urged to consult their own tax advisors in such regard.

14.5
A Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid PSUs and/or RSUs, as applicable, shall be paid in the event of the Participant’s death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Company. In the absence of any such designation, any vested benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.

14.6
Each Participant agrees with the Corporation that this Plan and all agreements, notices, declarations and documents accessory to the Plan be drafted in English only. Chaque participant consent avec la société à ce que ce Plan ainsi que toutes conventions, avis, déclarations et documents afférents au Plan soient rédigés en anglais seulement.

14.7
The Plan was adopted by the Board on April 22, 2014 and amended and restated by the Board on February 17, 2017 and on March 7, 2018. The 2018 amendment and restatement is first applicable with respect to PSU and RSUs granted on or after the date of such amendment and restatement.